Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 25-06

Successful Yukon Mineral Exploration Program Grant Application for Silver North’s Veronica Property

•Silver North eligible to receive up to $30,000 in funding to offset eligible exploration expenditures

•Veronica project is targeting high grade silver-lead-zinc mineralization similar to that found at the Silvertip Mine

•Veronica hosts an unexplained 450 m by 450 m silver – lead – zinc soil geochemical anomaly to be further investigated in 2025

Vancouver, BC - June 18, 2025 - Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) (“Silver North” or the “Company”) is pleased to announce that its Yukon Mineral Exploration Program (“YMEP”) grant application for its Veroncia claims has been accepted. Under this program, qualifying exploration expenditures can be refunded to the Company in the form of a grant. The Veronica claims, part of the recently optioned GDR project, are located adjacent to the Tim Property (under option to Coeur Mining), in the Silvertip area of southern Yukon Territory. Exploration in the region is targeting high grade silver-lead-zinc mineralization similar to that found at the Silvertip Mine, approximately 16 km to the southwest of Veronica.

“We are grateful for the opportunity to participate in the YMEP program in 2025,” stated Jason Weber, P.Geo., President and CEO of Silver North. “We have participated in this program before and it is an excellent initiative to help boost early-stage exploration in Yukon. The Veroncia is an excellent candidate for the program, where this funding will help us identify a source and the context of an intriguing multi-element soil geochemical anomaly in this emerging Carbonate Replacement Deposit (CRD) district.”

Previous exploration at Veronica has identified a multi-element soil anomaly that has been defined over an area of 450 by 450 m that is open to the east with values that range from 0.3 – 31.1 ppm Ag, 60 – 3100 ppm Pb, and 50 – 612 ppm Zn. This anomaly has not been trenched, drilled or explained by prospecting. The 2025 program will investigate this anomaly further with additional soil geochemical sampling, mapping and prospecting. The program is budgeted at approximately $100,000, approximately $30,000 of which is eligible for reimbursement under YMEP. The Veronica field program is expected to start in late July.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim Project (under option to Coeur Mining, Inc.).

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.